SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Emmis Communications Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 Par Value

(Title of Class of Securities)

29152103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

J. Scott Enright

Executive Vice President, General Counsel and Secretary

Emmis Communications Corporation

40 monument Circle, Suite 700

Indianapolis, Indiana 46204

(317) 684-6565

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alan W. Becker, Esq.

Bose McKinney & Evans LLP

111 Monument Circle, Suite 2700

Indianapolis, Indiana 46204

(317) 684-5131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$991,466.10	$ 135.24

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11, of the Securities Exchange Act of 1934. This calculation assumes that options to purchase 2,168,757 shares of Common Stock of Emmis Communications Corporation will be exchanged for an aggregate of 511,065 shares of Emmis restricted Class A Common Stock having an aggregate value of $991,466.10 based on the average of the high and low prices of Emmis Class A Common Stock on Nasdaq on January 14, 2013. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Emmis Communications Corporation, an Indiana corporation (“Emmis” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock that (i) have an exercise price greater than $2.95 per share, but excluding options with an exercise price of $11.22 per share or $17.45 per share, (ii) were granted under the Company’s Equity Compensation Plans and (iii) are held by Eligible Participants (as defined below), except as otherwise described in the Offer to Exchange.

An “Eligible Participant” is a holder of Eligible Options who is either (i) currently an employee of the Company or its subsidiaries, including employees who are officers or members of the Company’s board of directors, or (ii) a non-employee member of the Company’s board of directors.

The Eligible Options may be exchanged by Eligible Participants for shares of the Company’s restricted Class A Common Stock (“Restricted Stock”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options, dated January 16, 2013, attached hereto as Exhibit (a)(1)(i) (the “Offer to Exchange”); (ii) the Cover Letter to holders of Eligible Options regarding the Offer to Exchange and Summary of Procedures, attached hereto as Exhibit (a)(1)(ii); (iii) the E-mail to all employees, attached hereto as Exhibit (a)(1)(iii); (iv) the E-mail Confirming Receipt of Election, attached hereto as Exhibit (a)(1)(iv); (v) the E-mail Communication to holders of Eligible Options who have not Tendered, attached hereto as Exhibit (a)(1)(v); and (vi) the Grant Letter, attached hereto as Exhibit (a)(1)(vi). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet

The information under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Emmis Communications Corporation. The address and telephone number of its principal executive offices are: 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204, (317) 266-0100.

(b)	The subject securities are Eligible Options for common shares, $.01 par value, of the Company. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1, Eligibility; Eligible Options; Number of Shares of Restricted Stock; Expiration Date” is incorporated herein by reference.

(c)	Information about the trading market and price of the subject securities set forth in the Offer to Exchange under the caption “The Offer—Section 7, Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	The name, business address and telephone number of the Company, the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference. The Company is the subject company. The names and business addresses of each director and executive officer of the Company set forth in “The Offer—Section 10, Interests of Directors and Officers; Transactions and Arrangements About the Options” of the Offer to Exchange are incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	The information set forth in the Offer to Exchange under “The Offer—Summary Term Sheet,” “The Offer—Section 1, Number of Shares of Restricted Stock; Expiration Date,” “The Offer—Section 3, Procedures,” “The Offer—Section 4, Withdrawal Rights,” “The Offer—Section 5, Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock,” “The Offer—Section 6, Conditions of the Offer,” “The Offer—Section 8, Source and Amount of Consideration; Terms of Restricted Stock,” “The Offer—Section 11, Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “The Offer—Section 12, Legal Matters; Regulatory Approvals,” “The Offer—Section 13, Material U.S. Federal Income Tax Consequences” and “The Offer—Section 14, Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under “The Offer—Section 10, Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information set forth in the Offer to Exchange under “The Offer—Section 10, Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under “The Offer—Section 2, Purpose of the Offer and Plans and Proposals” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under “The Offer—Section 5, Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock” and “The Offer—Section 11, Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under “The Offer—Section 2, Purpose of the Offer and Plans and Proposals” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Exchange under “The Offer—Section 8, Source and Amount of Consideration; Terms of Restricted Stock” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under “The Offer—Section 6, Conditions of the Offer” is incorporated herein by reference.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer to Exchange under “The Offer—Section 10, Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under “The Offer—Section 10, Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Offer to Exchange under “The Offer—Section 15, Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	The information set forth in the Offer to Exchange under “The Offer—Section 9, Information About Emmis Communications Corp”. and under “The Offer—Section 16, Additional Information” is incorporated herein by reference.

(b)	Not applicable.

Item 11. Additional Information.

(a)	The information set forth in the Offer to Exchange under “The Offer—Section 10, Interests of Directors and Officers; Transactions and Arrangements About the Options” and “The Offer—Section 12, Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	None.

Item 12. Exhibits.

The following exhibits are submitted herewith:

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated January 16, 2013.

(a)(1)(ii)	Form of Cover Letter to holders of Eligible Options regarding the Offer to Exchange and Summary of Procedures.

(a)(1)(iii)	Form of E-mail to all employees.

(a)(1)(iv)	Form of E-mail Confirming Receipt of Election.

(a)(1)(v)	E-mail Communication to holders of Eligible Options.

(a)(1)(vi)	Form of Grant Letter.

(b)	Not applicable

(d)(1)	Emmis Communications Corporation 2012 Equity Compensation Plan, incorporated by reference to Exhibit A of the Emmis Communications Corporation Proxy Statement filed September 27, 2012,, Pages A-1 to A-14.

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2013

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright
J. Scott Enright
Executive Vice President, General Counsel and Secretary

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